WCA WASTE CORPORATION
One Riverway, Suite 1400
Houston, Texas 77056
October 30, 2006
VIA FACSIMILE: (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Craig Slivka

Re:	WCA Waste Corporation Registration Statement on Form S-4 (Nos. 333-137543; 333-137543-01 — 25)
Dear Mr. Slivka:
     On behalf of WCA Waste Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4 p.m., Washington, D.C. time, on Wednesday, November 1, 2006, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, WCA WASTE CORPORATION
By:	/s/ Tom J. Fatjo, III
	Name:	Tom J. Fatjo, III
	Title:	Senior Vice President--Finance and Secretary

Securities and Exchange Commission
October 30, 2006

TRANSLIFT, INC.

WASTE CORPORATION OF TEXAS, L.P.

          By: WCA TEXAS MANAGEMENT GENERAL, INC.,
          its general partner

WASTE CORPORATION OF ARKANSAS, INC.

WASTE CORPORATION OF KANSAS, INC.

WASTE CORPORATION OF MISSOURI, INC.

WASTE CORPORATION OF TENNESSEE, INC.

WCA CAPITAL, INC.

WCA HOLDINGS CORPORATION

WCA MANAGEMENT COMPANY, LP

          By: WCA MANAGEMENT GENERAL, INC.,
          its general partner

WCA MANAGEMENT GENERAL, INC.

WCA MANAGEMENT LIMITED, INC.

WCA OF ALABAMA, L.L.C.

WCA SHILOH LANDFILL, L.L.C.

WCA TEXAS MANAGEMENT GENERAL, INC.

WCA WASTE SYSTEMS, INC.

WCA OF NORTH CAROLINA, LLC

WCA OF FLORIDA, INC.

WCA OF CENTRAL FLORIDA, INC.

WCA OF HIGH POINT, LLC

WCA WAKE TRANSFER STATION, LLC

MATERIAL RECLAMATION, LLC

MATERIAL RECOVERY, LLC

EAGLE RIDGE LANDFILL, LLC

TEXAS ENVIRONMENTAL WASTE SERVICES, LLC

TRANSIT WASTE, LLC

By:	/s/ Tom J. Fatjo, III
	Name:	Tom J. Fatjo, III
	Title:	Vice President and Treasurer of each of the additional registrants listed above